Processing Section
[redacted] on
2008
Washington, DC
106

SECU[illegible] 08032427 [illegible]

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

CM

| SEC FILE NUMBER |
|---|
| 8-67056 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/07 (MM/DD/YY) AND ENDING 08/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBW Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Cochran Street
(No. and Street)

Simi Valley (City) CA (State) 93063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown 404-303-8840 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

PROCESSED
DEC 17 2008
THOMSON REUTERS

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 31 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ~~Michael Brown~~ Joseph Bonanno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBW Securities LLC, as of August 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARISSA G. ELPIDAMA
Commission # 1737483
Notary Public — California
Ventura County
My Comm. Expires May 5, 2011

Signature

Chief Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**HBW SECURITIES LLC**

**REPORT PURSUANT TO RULE 17A-5(d)**

**YEAR ENDED AUGUST 31, 2008**

**HBW SECURITIES LLC**

**TABLE OF CONTENTS**

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Members of
HBW Securities LLC

We have audited the accompanying statement of financial condition of HBW Securities LLC as of August 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBW Securities LLC as of August 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
September 29, 2008

## HBW SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION
## AUGUST 31, 2008

### ASSETS

| | | |
|---|---|---|
| **CASH** | $ | 159,499 |
| **COMMISSIONS RECEIVABLE** | | 298,912 |
| **OTHER RECEIVABLES** | | 27,830 |
| **PREPAID EXPENSES** | | 85,898 |
| **DEPOSITS** | | 8,936 |
| ***Total assets*** | **$** | **581,075** |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Commissions payable | $ | 243,832 |
| Payable to related party (Note 3) | | 17,313 |
| Other payables | | 1,235 |
| ***Total liabilities*** | | 262,380 |
| **CONTINGENCIES** (Note 5) | | |
| **MEMBERS' EQUITY** (Note 4): | | |
| Class A units, 660,000 units authorized; 442,000 units outstanding | | 152,826 |
| Class B units, 340,000 units authorized; 149,000 units outstanding | | 165,869 |
| ***Total members' equity*** | | 318,695 |
| ***Total liabilities and members' equity*** | **$** | **581,075** |

The accompanying notes are an integral part of this statement.

## HBW SECURITIES LLC

## STATEMENT OF OPERATIONS
## YEAR ENDED AUGUST 31, 2008

| | | |
|---|---|---|
| **REVENUE:** | | |
| Mutual fund and variable annuity commissions | $ | 5,097,809 |
| Agent registration fees | | 654,275 |
| Mutual fund trails | | 398,341 |
| Other income | | 12,820 |
| ***Total revenue*** | | 6,163,245 |
| **EXPENSES:** | | |
| Commissions | | 4,638,257 |
| Affiliate expense reimbursement (Note 3) | | 738,438 |
| Insurance expense | | 242,705 |
| General and administrative | | 193,458 |
| Regulatory and licensing fees | | 113,460 |
| Software maintenance and licensing fees | | 84,217 |
| Professional fees | | 50,633 |
| Other | | 12,583 |
| ***Total expenses*** | | 6,073,751 |
| **NET INCOME** | **$** | **89,494** |

The accompanying notes are an integral part of this statement.

## HBW SECURITIES LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## YEAR ENDED AUGUST 31, 2008

| | Class A | | Class B | | Total Members' Equity |
|---|---|---|---|---|---|
| | Units | Amount | Units | Amount | |
| **BALANCES,** | | | | | |
| August 31, 2007 | 442,000 | $ 127,757 | 100,000 | $ 114,084 | $ 241,841 |
| Contributions | - | - | 49,000 | 49,000 | 49,000 |
| Distributions | - | (55,476) | - | (6,164) | (61,640) |
| Net income | - | 80,545 | - | 8,949 | 89,494 |
| **BALANCES,** | | | | | |
| August 31, 2008 | **442,000** | **$ 152,826** | **149,000** | **$ 165,869** | **$ 318,695** |

The accompanying notes are an integral part of this statement.

## HBW SECURITIES LLC

## STATEMENT OF CASH FLOWS
## YEAR ENDED AUGUST 31, 2008

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 89,494 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease in commissions receivable | | 90,902 |
| Increase in other receivables | | (27,830) |
| Increase in prepaid expenses | | (209) |
| Increase in deposits | | (2,999) |
| Decrease in commissions payable | | (121,668) |
| Increase in payable to related party | | 17,313 |
| Increase in other payables | | 1,235 |
| ***Net cash provided by operating activities*** | | 46,238 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Contributions | | 49,000 |
| Distributions | | (61,640) |
| ***Net cash used in operating activities*** | | (12,640) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 33,598 |
| **CASH AND CASH EQUIVALENTS,** at August 31, 2007 | | 125,901 |
| **CASH AND CASH EQUIVALENTS,** at August 31, 2008 | **$** | **159,499** |

The accompanying notes are an integral part of this statement.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization and Business***

HBW Securities LLC (the "Company") was incorporated in California on April 8, 2005 and began operations on January 1, 2006. The Company operates as a securities broker-dealer in mutual funds and variable annuities.

***15c3-3 Exemption***

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements and the reserve requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

***Revenue Recognition***

Revenue associated with mutual fund and variable annuity commissions and the related commission expenses are recognized on a trade-date basis.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Income Taxes***

The Company is a limited liability company and is recognized as a Partnership by the Internal Revenue Service. Accordingly, the Company does not record a provision for income taxes because each member reports their share of the Company's income or loss on their income tax returns.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Adoption of FIN 48 was required for fiscal years beginning after December 15, 2006. However, on February 1, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-2 entitled "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" (FSP FIN 48-2) which deferred the effective date of FIN 48, for nonpublic enterprises included within the scope of FSP FIN 48-2, to the annual financial statements for fiscal years beginning after December 15, 2007. The Company ~~Fund~~ has elected to defer implementation of FIN 48 until January 1, 2008, in accordance with the provisions of FSP FIN 48-2. The implementation of FIN 48 is not expected to have a material impact on the ~~Fund's~~ Company's financial statements.

## NOTES TO FINANCIAL STATEMENTS
(Continued)

### *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At August 31, 2008, the Company had net capital and net capital requirements of $140,951 and $17,492, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.86 to 1. According to Rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1.

### *NOTE 3 - RELATED PARTY TRANSACTIONS*

The Company has an administrative services agreement (the "Agreement") with an affiliated company, HBW Insurance and Financial Services, Inc. ("Insurance"). Under the Agreement, the Company pays Insurance a monthly amount based on activity and net income to cover expenses paid by Insurance, such as office space, equipment, telephone, salaries and other operational services. During the year ended August 31, 2008, the Company paid Insurance $738,438 to cover its portion of expenses paid by Insurance.

As of August 31, 2008, the Company has a payable due to Insurance in the amount of $17,313 for previous expenses relating to the Company paid by Insurance.

### *NOTE 4 - MEMBERS' EQUITY*

The Company is authorized to issue up to 1,000,000 Units, of which 660,000 are denominated as Class A Units and the remaining amount denominated as either Class B Units or Class C Units as determined by the managers. Class A units are deemed to be the managing units and accordingly, have all the voting rights to make management decisions. Class B and C units are non-voting units..

During the year ended August 31, 2008, a distribution of $55,476 was made to the Class A Member and $6,164 to the Class B Members. In addition, the Company sold 49,000 additional units of Class B for $49,000.

### *NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES*

The Company's financial instruments, including cash, receivables, deposits, prepaid expenses and all payables are carried at amounts that approximate fair value due to their short term maturities.

The Company's cash is maintained at a single financial institution in amounts that exceed the federally insured limit of $100,000. At August 31, 2008, the Company had $59,499 in excess of this requirement which is subject to loss should the bank cease operations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk in this area.

***NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES*** (Concluded)

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of August 31, 2008, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements. However, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

# SUPPLEMENTAL INFORMATION

# COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AUGUST 31, 2007

| | | |
|---|---|---|
| **CREDIT:** | | |
| Members' equity | $ | 318,695 |
| **DEBITS:** | | |
| Nonallowable assets: | | |
| Prepaid expenses | | 85,898 |
| Commissions receivable | | 55,080 |
| Other receivables | | 27,830 |
| Deposits | | 8,936 |
| ***Total debits*** | | 177,744 |
| **NET CAPITAL** | | 140,951 |
| Minimum requirements of 6-2/3% of aggregate indebtedness of $262,380 or $5,000, whichever is greater | | 17,492 |
| ***Excess net capital*** | **$** | **123,459** |
| **AGGREGATE INDEBTEDNESS:** | | |
| Commissions payable | $ | 243,832 |
| Payable to related party | | 17,313 |
| Other payables | | 1,235 |
| | **$** | **262,380** |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | **1.86 to 1** |

Note - There are no material differences between the above computation of net capital and the corresponding computation as filed by the Company with the unaudited Form X-17A-5 as of August 31, 2008.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

The Members of
HBW Securities LLC

In planning and performing our audit of the financial statements and supplementary information of HBW Securities LLC for the year ended August 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by HBW Securities LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of HBW Securities LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2008, to meet the SEC's objectives.

In addition, our review indicated that HBW Securities LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of August 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year ended August 31, 2008.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
September 29, 2008

END